SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 1 June 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





STATEMENT FROM LAURENCE CROWLEY, GOVERNOR, BANK OF IRELAND GROUP ON THE RESIGNATION OF MIKE SODEN, GROUP CHIEF EXECUTIVE



The Group Chief Executive of the Bank of Ireland, Mike Soden, tendered his resignation to the Court of Directors in the circumstances described in his personal statement issued today.

The Court, with regret, accepted his resignation.

Mike has made an enormous contribution to the Group since he took up the position as Group Chief Executive in March 2002. He is leaving us having placed the Group in a position of solid strength for future growth.

It is the Court's intention to immediately put in place arrangements for the appointment of his successor and a further announcement on this is expected to be made next week.

Ends

29th May 2004


Contact:

John O'Donovan, Group Chief Financial Officer, 01 632 2054

Fiona Ross, Head of Group Investor Relations, 01 604 3501 / 086 758 2059

Dan Loughrey, Head of Group Corporate Communications 01 604 3833 / 086 241 2470






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 1 June, 2004